NavSight Holdings, Inc.

5746 Union Mill Road

Clifton, VA 20124

July 24, 2020

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Ron Alper

Erin Martin

Howard Efron

Jennifer Monick

Re:	NavSight Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted June 26, 2020

CIK 0001816017

Dear Mr. Alper and Ms. Martin:

On behalf of NavSight Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on July 22, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Form.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Draft Registration Statement on Form S-1

The Offering, page 11

1.

We note disclosure in your Risk Factor section indicates that there may be instances wherein public stockholders may receive less than $10.00 per share upon redemption. Please revise your disclosure on page 27 to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption. Please also make corresponding revisions throughout your prospectus, such as in the Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination section on page 108.

In response to the Staff’s comment, the Company has revised the disclosure on page 27, page 108 and throughout the prospectus.

Report of Independent Registered Public Accounting Firm, page F-2

2.

We note the first sentence in the audit report refers to the balance sheet as of May 29, 2020. We further note that your balance sheet is as of June 16, 2020. Please have your auditor revise its report to reference the correct date of the balance sheet.

In response to the Staff’s comment, we have included the revised audit report from our auditor.

Signatures, page II-8

3.	Please identify the principal accounting officer or controller. See Instruction 1 to Signatures on Form S-1.

In response to the Staff’s comment, the Company has revised the disclosure on page II-8.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to William N. Haddad, Esq. of Venable LLP, counsel to the Company, at (212) 503-9812.

Very truly yours,

/s/ Jack Pearlstein

Jack Pearlstein

Chief Financial Officer

cc: William N. Haddad, Esq., Venable LLP